# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UTAH MEDICAL PRODUCTS INC, CIK 0000706698
CUSIP: 917488108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7043 S 300 WEST, MIDVALE, Utah (UT), 84047-1048
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001015079

## Reporting persons
- BRANDES INVESTMENT PARTNERS, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 435,111; sole dispositive power 0; shared dispositive power 475,158; aggregate amount beneficially owned 475,158 (14.9% of the class)
- Datum One Series Trust: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 218,681; sole dispositive power 0; shared dispositive power 218,681; aggregate amount beneficially owned 218,681 (6.9% of the class)

## Item 1. Issuer
Name of issuer: UTAH MEDICAL PRODUCTS INC
Address of issuer's principal executive offices: 7043 S 300 WEST, MIDVALE, UTAH, 84047-1048.

## Item 2. Person Filing
Name of person filing: Brandes Investment Partners, L.P.
Address of principal business office or, if none, residence: 4275 Executive Square, 5th Floor, La Jolla, CA 92037
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
449,680

Note 1: Brandes Investment Partners, LP, (Brandes) an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to mutual funds registered under the Investment Company Act of 1940 (Funds). Each Fund is a series of the Datum One Series Trust. Brandes also serves as investment adviser or sub-adviser to certain other commingled funds and separate accounts (Accounts) and may be deemed to be the beneficial owner of the shares of the Issuer held by the Accounts and Funds. 218,681 of the 475,158 shares beneficially owned by Brandes are held in Brandes Small Cap Value Fund, a series of Datum One Series Trust. Brandes has filed this joint 13G on behalf of Brandes and the Fund, pursuant to Rule 13d-1(k). Neither the filing of this statement nor anything herein shall be construed as an admission that the reporting persons constitute a group.
Percent of class: 14.92 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 435,111
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 475,158

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund described in Note 1 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. To the knowledge of Brandes, the interest of the Fund amounts to 6.87% of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRANDES INVESTMENT PARTNERS, LP: /s/ Glenn Carlson, Executive Director (08/13/2026)
- Datum One Series Trust: /s/ Rodney Ruehle, Chief Compliance Officer (08/13/2026)